U. S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

   Under Section 12(b) or (g) of the Securities Exchange Act of 1934.

                            WOLFSTONE CORPORATION
               (Name of Small Business Issuer in its charter)

        Nevada                                      68-0427395
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

18826 North Lower Sacramento Road, Suite C, Woodbridge, California  85032
(Address of principal executive offices)                          (Zip Code)

Issuer's telephone number:  (209) 334-6717

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered

           None

           None

Securities to be registered pursuant to Section 12(g) of the Act:

                              Common Stock
                            (Title of Class)

                                   None
                            (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

Wolfstone Corporation ("Company") was incorporated in the State of Nevada on November 6, 1998. In February of 1999, the Company acquired out of Bankruptcy and merged with Integrated Direct, Inc. ("IDI"), a dormant public company, in a transaction accounted for as a reverse merger. IDI became public as the result of an exemption from registration under Regulation A under the Securities of 1933, as amended (""Act"), in June of 1972.
The offering price of Integrated common stock was $.50 per share. Subsequently in 1974 the IDI was placed into receivership and all of its assets were liquidated, As a result of the liquidation of IDI assets the shareholders were left with a "shell corporation" without asset or liability.

On about the beginning of 1975, IDI became dormant and remained that way until 1983 at which time an attempt was made to reactivate the Company. At that time 150,000 shares were sold for $5,000 for the purpose of providing capital to reactivate the Company. The attempt was unsuccessful and no business was conducted. However, during this period of time 400,000 shares of stock had been sold to previous directors on a note was canceled for lack of consideration thereby reducing the total number of common shares issued and outstanding to 550,400.

In June of 1990 the Directors of IDI took control of the company and caused the domicile of the firm to be moved from the State of Minnesota to the State of Delaware. On August 20, 1990 they purchased 200,000 shares of the company's common stock for $2,000, while increasing the total number of common shares to 750,000. On November 22, 1991 IDI issued 6,754,000 common shares as of the result of the merger of RKA Communications, Inc. dba Marketing Data Systems (California) ("RKA") into IDI.

On February 23, 1999 at a called shareholders meeting of IDI and the Company, the shareholders of both companies met and approved the merger of IDI into the Company. The shareholders received 1 share of new common stock for each 20 shares of old common stock held by the shareholders. On February 24, 1999 the Directors of the Company approved the spin out of RKA to the original shareholders of this firm in return for cancellation 6,393,929 of common stock received by RKA shareholders for the acquisition of RKA. All of IDI's loss from operation had been incurred by RKA.

The Company's fiscal year ends on March 31. Currently, the Company does not have any employees. It plans to hire two to three administrative support personnel over the next 12 months.

Business of the Company.

(a)  The Company.

The Company, an independent oil and gas company in the development stage, is planning to engage in the explorations and development of domestic oil and gas properties located in Texas. The Company owns or controls three gas & oil fields in Texas that are considered PDP properties - (proven, developed, producing). The Company intends to continue in its efforts to acquire valuable, producing (PDP) properties with proven reserves and existing wells. At the present time, there are many undervalued properties through out Texas with ownership outside the envelope of the business. These owners are interested in the exchange of their positions for an equity position in a publicly traded company. This has presented the Company with several opportunities for evaluation, and in some cases, potential acquisition.

During the period November 6, 1998 to the present, the Company acquired its oil and gas properties through its three subsidiaries in transactions accounted for as purchases. In these acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill:

(1) On October 29, 1999, the Company acquired 100% of the authorized and issued common stock of Graham Energy, Inc.("GEI") from Vance Energy, Inc. ("VEL") in exchange for 1,200,000 shares of the Company restricted common stock. See Exhibit 10.1 to this Form 10-SB. In addition, the Company executed a promissory note to the benefit of VEL or assigns in the amount of $235,000 U.S. Dollars. This note is to be due and payable six months from the date of execution, but the note may be rolled over for an additional period of six months in event payment of the $235,000 note at the initial due date would be detrimental to the business of the Company and its shareholders. The purchase price of the GEI stock is $34,000,000, based on the appraisals on the GEI proven, producing gas and oil reserves that have been performed by licensed petroleum geological engineers and geophysicists. GEI's reserve leases cover nearly 1,300 acres with 35 wells and $245,000 in production' equipment. Details or copies of these leases will be provided upon reasonable request to the Company.

(2) TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on March 29, 1999 whereby Ravendale Finiancial Ltd. obtained l,604,797 TIP shares of $20.00 par, convertible, class A, preferred stock, earning a 6% dividend per annum, in exchange for 3,209,594 $10.00 par, common shares of Subsurface, from Ravendale. See Exhibit 10.2 to this Form 10-SB. The preferred shares of TIP are convertible any time after issuance, in total or in part, to common shares of the Company. Restricted common stock of the Company received through conversion shall bear a 12 month legend. The preferred TIP shares to be converted on a l = 1 ratio with Company common stock.. The purchase price of is based. upon evaluation of this company's proven producing reserves at $32,095,940, which is represented by 15 oil and gas leases in the State of Texas which this company controls (details or copies of which will be provided upon reasonable to the Company), and $478,000 for certain oil field equipment.

Other Shares included in this transaction are 5,000 shares of $40.00 par convertible, cumulative class-B, preferred stock, of the Company, earning a 5% annual dividend, first payment, April 28, 2000, conversion ratio: 1=3 common shares; conversion at discretion of holders any time after issuance. These shares to be issued to persons for their efforts negotiating this transaction. After conversion, and. at a later date, the Company will assist by arranging the sale of 50,000 shares of the common stock, through a stock brokerage firm at market value, but for no less than $4.25, or, in lieu of being able to arrange this transaction, or in event the market should fall below $4.25, the Company will purchase the 50,000 shares at a minimum of $4.25 per share, at $25,000 per month for five months and $87,500. on the sixth month. Sale or purchase of the first segment of the 50,000 shares is to be made and payment thereof to Ravendale will be due within 40 days from conversion date and payments as detailed above shall continue on the same date, for each of five following months: 6 monthly payments in total.

(3) The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), on February 24, 1999 from Southwin Financial Ltd. in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. See Exhibit 10.3 to this Form 10-SB. The class B Preferred Shares are convertible and have voting privileges, and earning 5% dividend per annum. As further consideration, the Company executed a note in the amount of $190,000 for equipment, payable as follows:

May 5,   1999  $20,000
June 15, 1999  $20,000
July 15, 1999  $50,000
Aug.15, 1999   $50,000
Sept. 15, 1999 $50,000

All payments under this note have now been paid. The total purchase price is the appraised value of the oil and gas properties: $50,767,401. These properties are located in the State of Texas, details of which will be provided upon reasonable request to the Company.

On February 25, 1999, TIP and Pilares Oil & Gas, Inc. entered into a Consulting and Services Agreement, whereby this firm will provide certain services for TPI consisting of: Acquiring geological information on the Company's existing and future reserves and reserves as potential acquisitions from persons known to Pilares to be competent, for choosing exact locations for drilling of the oil and gas wells, for negotiation of reserve leases, and for advising and consulting to the Board of Directors of the Company and to the Board of Directors of Guarantor pertinent to any phase of the oil and gas business. In exchange, TIP is responsible for payment (reimbursement or cash advance) to Pilares for out-of-pocket expenses, with no element of profit or markup added thereto, all such expenses being charged on an actually incurred or estimated basis. Payment shall be made within 30 days after receipt of invoices for same unless other arrangements are agreed upon in given instances. Payments on a quarterly basis to Pilares in four equal portions of the base One Hundred and Seventy Five Thousand ($175,000) U.S. Dollars, annual consulting fee, said fee being a point of this Agreement. Each quarterly payment is to be in the amount of $43,750. In connection with this agreement, Pilares assigned to TIP a certain oil and gas lease in the State of Texas. See Exhibit 10.5 to the Form 10-SB.

On March 31, 1999, TIP issued 10,102,696 shares of common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas. See Exhibit 10.6 to this Form 10-SB.

The Company is in negotiations to purchase approximately 1,000 producing gas wells in exchange for stock and cash. Since it could take 6 to 8 months to complete this transaction, the Company is negotiating with the owners of several smaller groups of wells which may be acquires quicker.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation. Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

Valuations and certification of the gas and oil properties have been performed accordance to Securities and Exchange
Commission guidelines by licensed petroleum geologists and geophysicists of Nova Resources, Inc. The properties are situated near collection systems which will allow sale of product on an economically sound basis.

(b)  Industry Background.

Significant increases in petroleum used for petroleum based products is very apparent. In 1994 the U.S. consumed over 84 Quadrillion Btus of energy. In 1995, the U.S. consumed nearly 91 Quadrillion Btu; in 1996 nearly 94 Quadrillion Btu; 1997 and 1998 increases are comparable to the past years. World primary energy consumption increased from 357 Quadrillion Btu in 1994 to 365 Quadrillion Btu in 1995. Increase in US and global energy consumption continues annually at comparable ratios.

Natural gas will provide cash flow for the Company from accessible proven undeveloped reserves and to be acquired production. The markets ability to absorb this increased production as quickly as it can be brought to the well head appears strong for the near and long term. In addition to the obvious products resulting from producing oil wells, (gasoline, diesel and heating fuels), there are a great many other products derived from oil the world is not only using, but increasing it's demand for: Plastic materials and resins include petroleum-derived manometric and polymeric materials. Thermoplastics and thermoset are the two broad subsectors of monometric and polymeric materials. Synthetic rubber is an elastomer, which is created by using polymerization or copolymerization. Growing markets in developing regions such as Asia, the Middle East and South America have increasingly globalized the industry. The United States, as an example, has been increasing shipments to Mexico, South America and Asia.

On the domestic scene, the trend is growth in usage of petroleum products as feed stock for plastics; in key end-use industries such as packaging; construction; (building materials that have replaced wood, fabrics for interior finish, pipe, roofing, electrical outlet panels, floor coverings, coating on electrical wire, etc.); motor vehicles: (seat covers, carpeting, dash-panels, even items under the hood); marine vehicles and finishing items; usage in the consumer durables: i.e. technological items, toys, a seemingly exhaustive number of house ware, house hold, and recreation oriented items.

The strong growth factor emerging in the plastics industry became apparent in 1992, with increasing demand for plastics in the domestic and international sectors. In 1994 and 1995, strong domestic demand, and an increased focus on exports, increased shipments from the U.S. producers nearly 8%.
Globally, world demand for plastic materials and resins is expected to surpass 150 million metric tons by the year 2002, with thermoplastics accounting for the major percentage of the market. International trade has become more important as U.S. companies seek to benefit from the fast growth of developing economies in Asia and South America.

The United States should remain a net exporter of plastic materials to Mexico and Canada, with continued significant generation of growth resulting from economic expansion in large global markets of Japan and Western Europe as well as from the continuing penetration of developing regions, especially those of Brazil, South Korea, and China.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The Company's objectives are:

(1) To focus towards low risk exploitive drilling of its current proven reserves.

(2)  To continue in its efforts to acquire valuable, producing
(PDP) properties with proven reserves and existing wells. With petroleum prices at or near an all time low, the Company is in an advantageous position to make acquisitions of proven production at bargain prices - primarily natural gas (the Company's management has targeted at least 1,000 producing wells available for acquisition).. At the present time, there are many undervalued properties through out Texas with ownership outside the envelope of the business. These owners are interested in the exchange of their positions for an equity position in a publicly traded company. The expertise of the Company, have resulted in other opportunities being presented to the Company for evaluation, and in some cases, acquisition.

The Company intends to commence drilling this Spring. Based on projected drilling schedule, phase 1 - 18 months, new wells and purchased wells should produce earnings before income tax, depreciation and amortization (EBITDA) of approximately $7,500,000. The drilling on Company controlled properties will be done by contracting with independent drilling firms, such as Pilares Oil & Gas, Inc., an experienced drilling firm. These firms will be paid a flat monthly fee, depending on the amount of drilling done.

The Company also intends to proceed during the next 12 months with one or more private placement offerings to raise capital a minimum of $2,000,000 and up to $5,000,000 for the Company. Should the revenue projection, as well as the proceeds from these offerings come into the Company over this period, this will be sufficient to proceed with the Company's operational and acquisition plans. However, there is no guarantee that these funds will be available to the Company. See Risk Factors - Adequacy of Funding.

Risk Factors Connected with Plan of Operation.

Limited Prior Operations.

The Company is in its initial stages of development with only limited revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited liquid assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

Adequacy of Funding.

The funds currently available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. Therefore, the Company will need to raise additional funds in order to fully implement its business plan. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

Competition.

The Company will experience substantial competition in the sale of its oil and gas products. Many competitors in the automobile industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability.

Influence of Other External Factors.

The oil and gas business in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. Existing oil & gas wells can decrease in productivity over time. In addition, the marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed. Regulations are primarily through the Texas Railroad Commission; there is no evidence of anticipated changes in those long-standing regulations.

Lack of Diversification.

The size of the Company makes it unlikely that the Company will be able to commit its funds to diversify the business until it has a proven track record, and the Company may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

Reliance on Management.

The Company's success is dependent upon the hiring of key administrative personnel. None of the officers or directors, or any of the other key personnel, has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, some of the management team has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

Control of the Company by Officers and Directors.

The Company's officers and directors beneficially own approximately 13.5% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

Limitations on Liability, and Indemnification, of Directors and Officers.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

Since March 16, 1999, there has been only a limited
public market for the common stock of the Company. The common stock of the Company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the
risks associated therewith.   The regulations governing low-
priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National
Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

Cash Dividends Unlikely.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.
It is currently anticipated that the Company may be subject to
Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to
Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Forward-Looking Statements.

This Registration Statement contains "forward looking statements" within the meaning of Section 27A of the Act, and
Section 21E of the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respect. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently owns approximately $400,000 in drilling equipment located in Taylor County, Texas. In addition, the Company owns approximately $5,000 in general office equipment and furniture at its corporate offices.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of October 31, 1999 (6,343,235 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

Title of     Name and Address of          Amount of          Percent of
Class          Beneficial Owner       Beneficial Ownership      Class

Common
Stock        Lichfield Limited,          1,000,000              15.76%
             20 Gissing Drive
             Southwest,
             Calgary,
             Alberta T3E 4V7

Common
Stock        Southwin Financial,         1,000,000             15.76%
             Ltd., 20
             Gissing Drive
             Southwest,
             Calgary,
             Alberta T3E 4V7

Common
Stock        Garry C. Duncan              400,000               6.30%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Robert E. McMillan           200,000               3.15%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Stephen F. Burg             200,000               3.15%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Dennis J, O'Leary            20,000               0.31%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Thomas Reimer                20,000              0.31%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        William D. Batts              5,000             0.008%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258
Common
Stock        Thomas P. Page                5,000             0.008%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Marie N. Rolfe                   0                  0%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Billy Bob Williams          5,000               0.008%
             18826 North Lower
             Sacramento Road
             Suite C
             Woodbridge, CA
             95258

Common
Stock        Shares of all            855,000               13.48%
             directors and
             executive
             officers as a
             group (9
             persons)

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. These persons have held their respective positions since May 20, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

(a)  Garry C. Duncan, CEO/Director.

Mr. Duncan, age 44, holds a B.A from University of California, Los Angeles. Postgraduate courses include Market Trends and Perspectives; Law and Finance; Management; Accounting. Mr. Duncan, a certified California appraiser, is a principle of a successful real estate and appraisal firm serving Northern California and Nevada.

(b)  Robert E. McMillan, Chief Financial Officer/Director.

Mr. McMillan, age 49, Degrees: MBA; BSBA; (Quantitative
Economics, Finance, Accounting, Master Thesis in Oil & GAS), CPA,
and CFE.   Examiner in Charge and Senior Insurance Examiner.
Audited 15 fortune 500 companies & owned and managed computer hardware & software solutions company.

(c)  Stephen F. Burg, Secretary/Director.

Mr. Burg, age 62, holds a business degree from Boston University. After 20 years of senior. management within a public corporate environment, he formed a highly specialized corporate consulting company in 1986. Mr. Burg's company offers corporate growth and strategies for public and private companies nationally and internationally. It provides services to clients in restructuring operating base; guidance in how to prepare for raising of equity financing through public investment; assisting in identifying and acquiring additional assets, other companies or products; and acting as client company director of shareholder relations. Services include: writing and publishing of business plans, assisting private companies in becoming public and creating a market for these client companies; professional negotiations on behalf of client companies for mergers and acquisitions; and providing corporate and personnel evaluations. Contract negotiations and corporate subsidiary structuring for growing and expanding companies, both nationally and internationally.

(d)  Dennis J. O'Leary, Vice President/Director.

Mr. O'Leary, 74, is a graduate, with a B.S.M.A. degree from University of Santa Clara, and is a graduate of Heald Engineering
College. He developed and patented products for industrial water and air pollution treatment.

(e)  Thomas Reimer, Vice President/Director.

Mr. Reimer, age 70, is President/Chairman of Reimer Industries, manufacturing products for the golfing industry. 35 years experience in real estate, owning and managing his own business;
a past president of the Bay area Real Estate Association.

(f)  William D. Batts, Director.

For the last five years, Mr. Batts, age 77, has held a position with Petroleum Information, Inc., a large oil and gas data gathering firm in the State of' Texas. During the later part of' this period he has been and is currently manager of the South
Texas Region of Petroleum Information, Inc.


(g)  Thomas P. Page, Director.

For the Iast five years Mr. Page has operated professionally as a contracted, indpendent petroleum business consultant and geological engineer to drilling companies in North, North
Central and West Texas.

(h)  Marie N. Rolfe, Chairman of the Board.

For over five years, Ms. Rolfe, age 69, has been semi-retired spending most of her time with her family. She has spent a minimal amount of time involved as contracted, independent petroleum business consultant, primarily for companies in the State of Texas, involved in oil and gas.

(i)  Billy Bob Williams.

For the past five years, Mr. Williams, age 77, has been Chairman and C.E.O. of Stanford Mortgage Company in Dallas, Texas. Mr.
Wi1liams is fonder of this company. He has also been a contracted business consultant during the past five years.

ITEM 6.  EXECUTIVE COMPENSATION.

                     SUMMARY COMPENSATION TABLE

                    Annual Compensation     Long Term Compensation
                                            Awards        Payouts
                               Other               Securities
Name and                       annual              underlying     All other
Principal  Year                compensa Restricted options/ LTIP  compen
Position        Salary  Bonus  tion        stock   SARs     pay   sation
                  ($)    ($)    ($)      award(s)    (#)    outs
                                            ($)             ($)     ($)

(a)        (b)    (c)    (d)     (e)        (f)     (g)      (h)    (I)
Gary C.
Duncan     1999    0      0      0          0        0       0      0
Robert E.
McMillan   1999    0      0      0          0        0       0      0
Stephen F.
Burg       1999    0      0      0          0        0       0      0
Dennis J.
O'Leary    1999    0      0      0          0        0       0      0
Thomas
Reimer     1999    0      0      0          0        0       0      0

                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                          [Individual Grants]

               Number of    Percent of total
               Securities   options/SAR/s
               Underlying   granted to
               Options/SARs employees in fiscal  Exercise or  Expiration
               Granted (#)  year                 base price   date
Name                                             ($/Sh)
 (a)             (b)          (c)                 (d)            (e)
Gary C.
Duncan            0            -                   -              -
Robert E.
McMillan          0            -                   -              -
Stephen F.
Burg              0            -                   -              -
Dennis J.
O'Leary           0            -                   -              -
Thomas
Reimer            0            -                   -              -

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries. Finally, no remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

(a)  Common Stock.

The Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, with a par value of $0.001. As of October 31, 1999, the Company had 6,343,235 shares of common stock issued and outstanding. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB.

(b)  Preferred Stock.

The Articles of Incorporation authorize the issuance of 10,000 shares of Class B 5% convertible preferred stock, $40.00 par value. As of October 31, 1999, the Company had 7,000 shares of preferred stock issued and outstanding.

Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At July 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued common capital stock consists of 13,656,765 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

(a)  Market Information.

From March 16, 1999 to December 15, 1999, the Company's Shares were traded on the OTC Bulletin Board. They are currently traded in the "Pink Sheets" (symbol WSCO) and the range of closing bid prices shown below is reported while trading on the OTC Bulletin Board. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on March 31, 2000

                                                 High        Low

First Quarter                                    6.625       3.000
Second Quarter                                   5.250       0.130

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended March 31, 1999

                                                 High        Low

Fourth Quarter*                                  5.750       1.125

* The Shares commenced trading on the Bulletin Board on March 16,
1999.

In order to qualify for relisting on the OTC Bulletin Board, the Company must comply with the new eligibility rules of the OTC Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing its Form 10-SB Registration Statement with the SEC. The Company is anticipating that this Form 10-SB will clear all comments in the near future and thereafter be promptly relisted on the OTC Bulletin Board.

(b)  Holders of Common Equity.

As of October 31, 1999, there were 879 shareholders of record of the Company's common stock.

(c)  Dividend Information.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation on November 6, 1998. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

From the incorporation of the Company in Nevada in 1998 and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Turner, Stone & Company, LLP, 12700 Park Central Drive, Suite 1610, Dallas, Texas 75251.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

Independent Auditors' Report

Board of Directors and Stockholders
WolfStone Corporation and subsidiaries
Woodbridge, California

We have audited the accompanying balance sheet of WolfStone Corporation and subsidiaries (a development stage company), as of July 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period November 6, 1998 (inception) through July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WolfStone Corporation and subsidiaries at July 31, 1999, and the consolidated results of their operations and cash flows for the period November 6, 1998 (inception) through July 31, 1999 in conformity with generally accepted accounting principles.

/s/  Turner, Stone & Company, LLP
Turner, Stone & Company, LLP
Certified Public Accountants
October 28, 1999

              WOLFSTONE CORPORATION AND SUBSIDIARIES
                 (A Development Stage Company)
                  CONSOLIDATED BALANCE SHEET
                        JULY 31, 1999
                             Assets

Current assets:
  Cash                                                  $      5,396
  Accounts receivable                                         12,491

    Total current assets                                      17,887

Oil and gas properties, accounted for
using the successful efforts method:

  Oil and gas interests, proved properties, net
  of $9,145 of accumulated depletion                      82,600,342

  Support equipment, at cost, net of $21,141
  of accumulation depreciation                               456,859

                                                          83,057,201

                                                         $83,075,088

             Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                       $     7,751
  Notes payable                                              224,000

     Total current liabilities                               231,751

Commitments and contingencies                                      -

Stockholders' equity:
  Preferred stock, $40 par value, 10,000 shares
  authorized, 7,000 shares issued and outstanding
  of Class B convertible, liquidation value $280,000         280,000

  Common stock, $.001 par value, 20,000,000
  shares authorized, 6,343,235 shares issued and
  outstanding                                                  6,343
  Paid in capital in excess of par                        82,824,142
  Accumulated deficit                                    (   267,148)
                                                          82,843,337

                                                         $83,075,088

The accompanying notes are an integral part of the consolidated financial statements.

                 WOLFSTONE CORPORATION AND SUBSIDIARIES
                    (A Development Stage Company)
                  CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                          THROUGH JULY 31, 1999

Revenues                                                 $    25,781

Operating expenses:

  Production costs                                            49,219
  General and administrative                                 213,424
  Depreciation and depletion                                  30,286

                                                             292,929

Operating loss                                            (  267,148)

Interest expense                                                   -

Loss before income taxes                                  (  267,148)

Provisions for income taxes                                        -

Net loss                                                 $( 267,148)

Net loss per share:

  Basic                                                  $(    0.08)
Diluted                                                  $(    0.08)

The accompanying notes are an integral part of the consolidated financial statements.

            WOLFSTONE CORPORATION AND SUBSIDIARIES
                (A Development Stage Company)
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
           FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                       THROUGH JULY 31, 1999


                                                  Add'l    Accum
            Preferred Stock    Common Stock       Paid in  lated
            Shares    Amount   Shares    Amount   Capital  Deficit  Total

Balance
at
November
6,1998               -  $  -       -       $   -    $   -    $-       $-

Issuance of
 common
 stock in
 exchange
 for
 outstanding
 common stock
 of
 IDI (Note 1)                  295,408     295                        295

Issuance of
 common
 stock in
 exchange for
 oil
 and gas
 properties                   6,047,827  6,048                     6,048

Issuance of
 preferred
 and common
 stock in
 exchange
 for oil and
 gas
 properties 7,000     280,000                     82,801,781       83,081,781

Additional
Capital
Contributed                                           22,361       22,361

Net loss                                                    (267,148) (267,148)

Balance
at
July 31
1999       7,000    $280,000  6,343,235 6,343  $82,824,142 $(267,148)$82,843,337


The accompanying notes are an integral part of the consolidated financial statements.

                      WOLFSTONE CORPORATION AND SUBSIDIARIES
                         (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                             THROUGH JULY 31, 1999


Cash flows from operating activities:

Net loss                                                $(  267,148)

Adjustment to reconcile net loss to net
cash used in operating activities:

Depreciation and depletion expense                           30,286
(Increase) decrease in accounts receivable              (    12,491)
Increase (decrease) in accounts payable                       7,751
Increase (decrease) in notes payable for start up costs     190,637

Net cash used in operating activities                   (    50,965)

Cash flows from investing activities                              -

Cash flows from financing activities:

Proceeds from notes payable                                  34,000
Additional capital contributed                               22,361

Net cash provided by financing activities                    56,361

Net increase in cash                                          5,396

Cash at November 6, 1998                                          -

Cash at July 31, 1999                                   $     5,396

Supplemental Schedule of Non-Cash Investing and Financing Activities

Issuance of common and preferred stock
shares in acquisitions of oil and gas
properties                                             $83,087,829


The accompanying notes are an integral part of the consolidated financial statements.



                        WOLFSTONE CORPORATION
                    (A Development Stage Company)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Wolfstone Corporation (the Company) was incorporated in the State of Nevada on November 6, 1998. In February of 1999, the Company acquired out of bankruptcy and merged with Integrated Direct, Inc. ("IDI"), a dormant public company, in a transaction accounted for as a reverse merger. The Company issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split. There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business Combinations

During the period November 6, 1998 (inception) through July 31, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note
3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include TIP's results of operations subsequent to March 31, 1999.

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The accompanying consolidated statements of income include Subsurface's results of operations subsequent to March 31, 1999.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, TIP and Subsurface Energy Corp. All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of Accounting for Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $21,141 for the period ended July 31, 1999.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at July 31, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash Flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note
2). Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended July 31, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2.  PREFERRED STOCK

During the period November 6, 1998 (inception) through July 31, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At July 31, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3.  OIL AND GAS PROPERTIES

On March 31, 1999, TIP issued 10,102,696 shares of common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.


                               Net Present Value        Net Present Value
      Net Oil     Net Gas      @ 0% Discount            @ 10% Discount
      (Bbls)       (MCF)           $USD                      $USD

      7,160,238                $43,286,964              $13,276,466
                  49,904,391   $99,909,363              $37,237,081

On April 9, 1999, Subsurface issued 3,209,594 shares of common stock in exchange for proven oil and gas reserves and certain oil field equipment from Ravendale Financial, Inc. The cost of the assets acquired was based on the acquisition costs recorded by Ravendale Financial, Inc. in January, 1999, which was $32,095,940 for the oil and gas properties and $478,000 for the oil field equipment.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated July 31, 1999 supports the following valuation.

                               Net Present Value       Net Present Value
      Net Oil     Net Gas      @ 0% Discount           @ 10% Discount
      (Bbls)      (MCF)             $USD                    $USD

      4,043,863   17,057,623   $116,560,721            $41,787,766

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years.
The cash outflows include direct and indirect production costs.
In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4.  COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president.
The fair rental value of this space provided is not material.

At July 31, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 Computer Compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5.  INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At July 31, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $260,000 which expires through the year
2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended July 31, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

Deferred tax assets:

   Net operating loss carryforward         $  90,830

  Deferred tax liability:

  Intangible drilling costs                        -
  Depletion                               (    3,109)
                                          (    3,109)

                                               87,721

  Valuation allowance                     (    87,721)

  Net deferred tax asset (liability)      $         -

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended July 31, 1999 is as follows.

  Tax  benefit computed at statutory rate  $(  90,830)
  Valuation allowance increase                 90,830

  Income tax expense                       $        -

6.  FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The
Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

Accounts receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year.
Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.


Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7.  STOCK OPTIONS AND WARRANTS

As of July 31, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8.  NOTES PAYABLE

The following is a summary of notes payable as of July 31, 1999:

Line of Credit from Ravendale Financial, Inc., a
stockholder of the Company, due on August 9,
2000 with interest accruing at 10.50%.  Funds
available from this line of credit are $50,000.        $  34,000

Non-interest bearing note payable to Southwin Financial,
Ltd., a stockholder of the Company, due September 15,
2000, issued in exchange for organizational services.    190,000

                                                       $ 224,000


               WOLFSTONE CORPORATION AND SUBSIDIARIES
                 (A Development Stage Company)
               UNAUDITED CONSOLIDATED BALANCE SHEET
                        SEPTEMBER  30, 1999
                               Assets

Current assets:
  Cash                                               $    1,302
  Accounts receivable                                    11,778

  Total current assets                                   13,080

Oil and gas properties, accounted for
using the successful efforts method:

  Oil and gas interests, proved properties, net
  of $9,145 of accu mulated depletion                82,600,342

  Support equipment, at cost, net of $21,141
  of accumulation depreciation                          456,859

                                                     83,057,201

                                                    $83,070,281
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                  $     4,416
  Notes payable                                         224,000

  Total current liabilities                             231,751

Commitments and contingencies                                 -

Stockholders' equity:
  Preferred stock, $40 par value, 10,000 shares
  authorized, 7,000 shares issued and outstanding
  of Class B convertible, liquidation value $280,000    280,000
  Common stock, $.001 par value, 20,000,000
  shares authorized, 6,343,235 shares issued and
  outstanding                                             6,343
  Paid in capital in excess of par                   82,824,142
  Accumulated deficit                               (   268,620)
                                                     82,841,865

                                                    $83,070,281

The accompanying notes are an integral part of the consolidated financial statements.

                WOLFSTONE CORPORATION AND SUBSIDIARIES
                    (A Development Stage Company)
          UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
            FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                     THROUGH SEPTEMBER 30, 1999

Revenues                                       $     37,291

Operating expenses:

  Production costs                                   62,086
  General and administrative                        213,539
  Depreciation and depletion                         30,286

                                                    305,911
Operating loss                                (     268,620)

Interest expense                                          -

Loss before income taxes                      (     268,620)

Provisions for income taxes                               -

Net loss                                      $(    268,620)

Net loss per share:

  Basic                                       $(       0.08)
  Diluted                                     $(       0.08)


The accompanying notes are an integral part of the consolidated financial statements

                WOLFSTONE CORPORATION AND SUBSIDIARIES
                    (A Development Stage Company)
            UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE PERIOD NOVEMBER 6, 1998 (INCEPTION)
                     THROUGH SEPTEMBER 30, 1999

Cash flows from operating activities:

Net loss                                      $(     268,620)

Adjustment to reconcile net loss to net
cash used in operating activities:

  Depreciation and depletion expense                  30,286
  (Increase) decrease in accounts receivable   (      11,778)
  Increase (decrease) in accounts payable              4,416
  Increase (decrease) in notes payable for
  start up costs                                     190,637

  Net cash used in operating activities        (      55,059)

Cash flows from investing activities                       -

Cash flows from financing activities:

  Proceeds from notes payable                         34,000
  Additional capital contributed                      22,361

  Net cash provided by financing activities           56,361

Net increase in cash                                   1,302

Cash at November 6, 1998                                   -

Cash at September 30, 1999                    $        1,302

Supplemental Schedule of Non-Cash Investing and Financing Activities

  Issuance of common and preferred stock
  shares in acquisitions of oil and gas
  properties                                  $   83,087,829

The accompanying notes are an integral part of the consolidated financial statements.


                          WOLFSTONE CORPORATION
                       (A Development Stage Company)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Wolfstone Corporation (the Company) was incorporated in the State of Nevada on November 6, 1998. In February of 1999, the Company acquired out of bankruptcy and merged with Integrated Direct, Inc. ("IDI"), a dormant public company, in a transaction accounted for as a reverse merger. The Company issued 295,408 common stock shares in exchange for all of the 5,905,735 common stock shares of IDI, effecting a 20 to 1 reverse stock split. There were no assets or liabilities of IDI prior to this transaction. The Company, an independent oil and gas company in the development stage, is planning to engage in the exploration and development of domestic oil and gas properties located in Texas.

Business Combinations

During the period November 6, 1998 (inception) through September 30, 1999, the Company acquired its oil and gas properties through its two subsidiaries in transactions accounted for as purchases (Note 3). In both acquisitions, the purchase price was allocated to the fair values of the assets acquired with no portion of the purchase price allocated to goodwill.

The Company acquired 100% of the outstanding common stock of Texas International Petroleum, Inc., a Texas corporation ("TIP"), in March of 1999, in exchange for 2,000,000 common stock shares and 2,000 Class B preferred shares valued at $40 per share. TIP owns oil and gas properties (Note 3). The accompanying consolidated statements of income include TIP's results of operations subsequent to March 31, 1999.

TIP acquired 100% of the outstanding common stock of Subsurface Energy Corp., a Texas corporation ("Subsurface"), on April 9, 1999 in exchange for 1,600,000 TIP Class A preferred convertible shares valued at $20 per share and 5,000 Class B preferred shares of the Company valued at $40 per share. The conversion rate is 1:1 and entitles the stockholder to convert into common stock shares of Wolfstone Corporation. On June 6, 1999, stockholders of the TIP Class A preferred stock converted their shares into Wolfstone common stock. The accompanying consolidated statements of income include Subsurface's results of operations subsequent to March 31, 1999.

The oil and gas properties acquired have not had any recent production prior to acquisition.

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of the Company and its wholly owned subsidiaries, TIP and Subsurface. All intercompany transactions and accounts have been eliminated in the consolidation and material intervening transactions have been accounted for.

Method of Accounting for Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities as set forth in the Statement of Financial Accounting Standards No. 19, as amended. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are carried at cost and depreciated over their estimated useful lives.

On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are being provided by accelerated methods for financial and tax reporting purposes over estimated useful lives of five to seven years. Depreciation expense for support equipment was $21,141 for the period ended September 30, 1999.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of proved undeveloped reserves related to the oil and gas properties. The oil and gas properties constitute 99% of total assets at September 30, 1999. The ultimate recovery of proved undeveloped reserves is dependent on the success of future development of the properties and in the Company's ability to complete the development.

Cash Flow

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss plus preferred stock dividends by the weighted average number of common stock shares outstanding. Diluted loss per share amounts reflect the maximum dilution that would have resulted from the conversion of the preferred stock shares (Note
2). Diluted loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding plus the assumed conversion of preferred stock shares into an equivalent of 21,000 common stock shares.

For the period ended September 30, 1999, basic loss per share amounts are based on 3,375,910 weighted average shares of common stock outstanding, respectively. Diluted loss per share amounts are based on 3,396,910 weighted average shares of common stock outstanding, respectively.

2.  PREFERRED STOCK

During the period November 6, 1998 (inception) through September 30, 1999, the Company issued 7,000 shares of Class B 5% cumulative preferred stock, with a $40 par value. Each preferred stock share is convertible into 3 shares of the Company's common stock shares. In liquidation, the Class B stockholders are entitled to receive an amount equal to their purchase price of the shares plus declared but unpaid dividends. The Class B stockholders have liquidation preference over the common stockholders. At September 30, 1999, there were no accrued dividends and the total liquidation value was $280,000.

3.  OIL AND GAS PROPERTIES

On March 31, 1999, TIP issued 10,102,696 shares of common stock in exchange for an assignment of oil, gas and mineral leases from Southwin Financial, Ltd. The leases consist of approximately 1,939 acres and are located in Edwards County and Pecos County, Texas.

The oil and gas properties have been appraised by independent petroleum geologists. The appraisals classify the petroleum reserves as proved undeveloped reserves and supports the following valuation.

                               Net Present Value        Net Present Value
     Net Oil     Net Gas       @ 0% Discount            @ 10% Discount
     (Bbls)       (MCF)            $USD                      $USD

     7,160,238                 $ 43,286,964             $ 13,276,466
                 49,904,391    $ 99,909,363             $ 37,237,081

On April 9, 1999, Subsurface issued 3,209,594 shares of common stock in exchange for proven oil and gas reserves and certain oil field equipment from Ravendale Financial, Inc. The cost of the assets acquired was based on the acquisition costs recorded by Ravendale Financial, Inc. in January, 1999, which was $32,095,940 for the oil and gas properties and $478,000 for the oil field equipment.

A subsequent appraisal of the oil and gas properties by independent petroleum geologists dated September 30, 1999 supports the following valuation.

                               Net Present Value        Net Present Value
     Net Oil     Net Gas       @ 0% Discount            @ 10% Discount
     (Bbls)       (MCF)            $USD                      $USD

     4,043,863   17,057,623    $116,560,721             $ 41,787,766

The net present value of the oil and gas reserves is based on estimates of future cash inflows and cash outflows over 30 years.
The cash outflows include direct and indirect production costs.
In addition, future cash outflows include severance and ad valorem taxes but not income taxes.

Proved undeveloped reserves are defined in the geologists report as reserves that are recoverable from additional wells yet to be drilled. Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

Proved developed reserves are defined in the geologists report as reserves recoverable from existing wells which include producing and non producing wells. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed non producing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem test, or by core analyses from the particular zones. Non producing reserves require expense to be brought into production.

4.  COMMITMENTS AND CONTINGENCIES

Leases

The Company's home office facilities are currently being provided without charge by a corporation owned by the Company's president.
The fair rental value of this space provided is not material.

At September 30, 1999, the Company was not obligated under any noncancelable operating or capital lease agreements.

Year 2000 Computer Compliance

Management believes the Company's computer hardware and the software is currently in compliance with the year 2000 dating issues. Furthermore, management does not believe any additional significant costs will be incurred in dealing with this issue and the accompanying consolidated financial statements do not contain any reserve for this contingency. The Company has charged to expense when incurred approximately $2,000 related to becoming year 2000 compliant.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 ready.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

5.  INCOME TAXES

The Company uses the accrual method of accounting for tax reporting purposes. At September 30, 1999, the Company had a net operating loss carryforward for financial and tax reporting purposes of approximately $260,000 which expires through the year
2014.

Deferred income taxes are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of those assets and liabilities that will result in taxable or deductible amounts in future years.

For the period ended September 30, 1999, pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized deferred tax assets and liabilities which have been offset by valuation allowances in the same amount. Significant components of the Company's deferred tax assets and liabilities are summarized below.

Deferred tax assets:

  Net operating loss carryforward                    $ 90,830

  Deferred tax liability:

  Intangible drilling costs                                 -
  Depletion                                         (   3,109)
                                                    (   3,109)

                                                       87,721

  Valuation allowance                               (  87,721)

  Net deferred tax asset (liability)                $       -

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the period ended September 30, 1999 is as follows.

  Tax  benefit computed at statutory rate           $( 90,830)
  Valuation allowance increase                         90,830

  Income tax expense                                $       -

6.  FINANCIAL INSTRUMENTS

The Company's financial instruments, which potentially subject the Company to credit risks, consist of its cash, accounts receivable and notes payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The
Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash.

Accounts Receivable

The Company accounts receivable are unsecured and represent oil production sales not collected at the end of the year.
Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts receivable are fairly stated at estimated net realizable amounts.

Notes payable

Management believes the carrying value of these notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

7.  STOCK OPTIONS AND WARRANTS

As of September 30, 1999, the Company has not adopted any stock option plans and no stock options or warrants have been granted or issued.

8.  NOTES PAYABLE

The following is a summary of notes payable as of September 30, 1999:

Line of Credit from Ravendale Financial, Inc., a
stockholder of the Company, due on August 9,
2000 with interest accruing at 10.50%.  Funds
available from this line of credit are $50,000.            $34,000

Non-interest bearing note payable to Southwin Financial,
Ltd., a stockholder of the Company, due September 15,
2000, issued in exchange for organizational services.      190,000

                                                          $224,000

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLFSTONE CORPORATION



Date: December 17, 1999.                By: /s/  Garry C. Duncan
                                        Garry C. Duncan, President


Special Power of Attorney

The undersigned constitute and appoint Garry C. Duncan their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature               Title                                  Date

/s/ Garry C. Duncan     Chief Executive Officer      December 17, 1999
Garry C. Duncan         Director

/s/ Robert E. McMillan  Chief Financial Officer      December 17, 1999
Robert E. McMillan      (principal financial
                        and accounting officer
                        (Director)

/s/ Dennis J. O'Leary   Vice President, Director     December 17, 1999
/s/ Thomas Reimer
Thomas Reimer

/s/ Thomas Reimer       Vice President, Director     December 17, 1999
/s/ Thomas Reimber

/s/ Stephen F. Burg     Secretary, Director          December 17, 1999
Stephen F. Burg

/s/ William D. Batts    Director                     December 17, 1999
William D. Batts

/s/ Thomas P. Page      Director                     December 17, 1999
Thomas P. Page

/s/ Marie N. Rolfe      Director                     December 17, 1999
Marie N. Rolfe

/s/  Billy Bob Williams Director                     December 17, 1999
Billy Bob Williams


                               EXHIBIT INDEX

Exhibit
Number         Description                              Method of Filing
2              Articles of Merger                       See Below
3.1            Articles of Incorporation                See Below
3.2            Bylaws                                   See Below
10.1           Acquisition Agreement                    See Below
10.2           Acquisition Agreement                    See Below
10.3           Acquisition Agreement                    See Below
10.4           Consulting and Service Agreement         See Below
10.5           Assignment of Oil & Gas Lease            See Below
10.6           Assignment of Oil & Gas Lease            See Below
24             Special Power of Attorney                See Signature Page
27             Financial Data Schedules                 See Below